Shearman & Sterling LLP

Thomas.Majewski@Shearman.com (212) 848-7182	December 21, 2016

Mr. Jeffrey Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:  Ironwood Institutional Multi-Strategy Fund LLC (File Nos. 333-197489 and 811-22463)
Ironwood Multi Strategy Fund LLC (File Nos. 333-197488 and 811-22464)

Ladies and Gentlemen:

On November 30, 2016, Mr. Jeffrey Long (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas Majewski of Shearman & Sterling LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report to shareholders of the above-referenced Funds  (the “Funds”) for the fiscal year ended April 30, 2016, as filed under the 1940 Act on Form N-CSR (the “Annual Report”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the Funds’ responses to the Staff Reviewer’s comments to the Annual Report are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Report.

1.
COMMENT:     811 Filing Number.  For the Annual Report, it seems IMS used IIMS’ 811 filing number.  811-22463 was used and IMS’s 811 filing number is 811-22464.  Other filings use the correct 811 filing number.  Please use the correct 811 filing number going forward.

RESPONSE:     Agreed.  We will use the correct 811 filing number going forward.

2.
COMMENT:    Investment Adviser advisory fee recoupment disclosure.  The financial highlights table for IMS has two categories for ratio of total expenses (see below).  One is total expenses before waivers and reimbursements, the other is after.  To the extent there is a recoupment of advisory fees in the year per the waiver agreement, the total expenses before should be the actual number (i.e. something less than the 87 bps). And the after expense and reimbursements would show the effect of the recoupment.  Please correct the presentation going forward.

•	Ratio of total expenses to average net assets before expense waivers and reimbursements

•	Ratio of total expenses to average net assets after expense waivers and reimbursements

RESPONSE:     Agreed.  We will use the presentation format noted above on a go-forward basis. When the Funds’ submit their semi-annual reports for the period ended October 31, 2016, the Funds will revise the presentation of the financial highlights for prior affected periods.

3.
COMMENT:     Investment Adviser advisory fee recoupment disclosure.  The amounts subject to recoupment are those amounts waived within 3 years from the waiver, not necessarily 3 fiscal years from the waiver.  Please confirm that the Funds are recouping previously waived amounts consistent with the above.

RESPONSE:     Confirmed.  The footnote to the Financial Statements states: “The Fund will carry forward, for a period not to exceed 3 years from the date on which a waiver or reimbursement is made by the Adviser, any expenses in excess of the Expense Limitation and repay the Adviser such amounts; provided that the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the prospectus that was in effect at the time of the original waiver.”

Ironwood’s practice is to recoup expenses up to 3 years from the date of the waiver, not 3 fiscal years from the date of the waiver. Ironwood tracks expenses by the date the expenses were originally waived to determine when the 3 year- period expires. Our current footnote presentation simply aggregates the expenses that are subject to recoupment to show the fiscal year in which the expense is projected to expire.

Ironwood will revise future presentations as shown below:

The Fund will carry forward, for a period not to exceed 3 years from the date on which a waiver or reimbursement is made by the Adviser, any expenses in excess of the Expense Limitation and repay the Adviser such amounts; provided that the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the prospectus that was in effect at the time of the original waiver. As of April 30, 2016, the amount subject to potential future reimbursement to the Adviser is $1,178,945. Such potential reimbursements will expire at different points during the following fiscal years:

Fiscal year ended April 30, 2017	$587,879

Fiscal year ended April 30, 2018	591,066

Total	$1,178,945

4.
COMMENT:     On the statement of Assets and Liabilities (in the liabilities section) there should be a line item “Commitment and Contingencies” with a reference to footnote 8.  There will be no amount listed on the statement of Assets and Liabilities, just the footnote.

RESPONSE:     Agreed. We will add a line item “Commitment and Contingencies” in the liabilities section on the Statement of Assets and Liabilities beginning with the 10/31/2016 semiannual report.

* * * * *

On behalf of the Funds, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

If you have any questions, please contact me at (212) 848-7182.

Sincerely,

/s/ Thomas M. Majewski

Thomas M. Majewski (as attorney for Ironwood)

cc:	Alison Sanger (Chief Compliance Officer and Chief Operating Officer of Ironwood) Laurie Chatoff, CPA (Chief Financial Officer of Ironwood) Nathan Greene (Shearman & Sterling LLP)